June 4, 2009

VIA EDGAR FILING

Max Webb

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C., 20549

RE:  Monarch Casino & Resort, Inc. (the “Company”), file No. 000-22088, comments on Form 10-K for the fiscal year ended December 31, 2008 and Definitive Proxy Statement on Schedule 14A.

Dear Mr. Webb:

We are responding to the Securities and Exchange Commission’s comment in response to our letter dated May 15, 2009.  Set forth below is the comment from your letter dated May 27, 2009 and our response.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing.  We further acknowledge that the Commission’s staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing.  We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Definitive Proxy Statement on Schedule 14A

Compensation Elements, page 8

We note your response to prior comment 15; however, the casual connection between the disclosure of your EBITDA target and any competitive harm is unclear.  If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion.  We request that you address, with greater specificity, how the disclosure of historical EBITDA targets might allow your competitors to extrapolate sensitive information about the company’s operating metrics.  Please describe how performance targets for the company, along with the company’s other publicly available information, might allow your competitors to acquire information relating to your past or present business plan or provide insight regarding your business strategies.  Provide us with analysis relating to how a competitor might deconstruct the target numbers to ascertain confidential commercial or financial information.  Refer to Instruction 4 of Item 401(b) of Regulation S-K.

OUR RESPONSE: Our annual cash bonus program is awarded if our EBITDA target, as established by our Board of Directors, is achieved.  The Reno, Nevada gaming market consists of a small number of large hotel/casinos against whom we compete.  Several of our competitors, including our largest, are privately held and are therefore not subject to public disclosure.

Disclosure of our EBITDA target would enable our closest competitors to calculate other operating metrics, and possibly determine various tactical plans, of the Company.  Detailed operating metrics are viewed by us to be confidential financial information, the disclosure of which would result in competitive harm to the Company.

Specifically, a competitor would have enough information to estimate planned operating expense levels which in turn could provide insight into the amount we plan to spend on marketing programs, promotional expenses and staffing.  With that information, a competitor could obtain competitive advantage by creating marketing, promotional or hiring programs specifically targeted and designed to gain advantage over us.

We acknowledge the requirement to disclose the likelihood that the target will be achieved and the bonus awarded.  In response to that requirement, we have disclosed the following in the last sentence of the “Annual Cash Bonus Award” section under Compensation Elements at page 8:

“Based on the success the management team has had in achieving previous financial profit and other performance targets, we believe it is likely that future bonus awards will be paid fully.”

To provide the reader with greater insight into how the EBITDA target is established, and to provide more color into the likelihood that we achieve the target, we propose to modify that disclosure to read as follows:

“The Board of Directors (the “Board”) sets the EBITDA target at a level they believe is both challenging and achievable.  By establishing a target that is challenging, the Board believes that NEO performance, and therefore Company performance, is maximized.  By setting a target that is also achievable, the Board believes that NEOs remain motivated to perform at the high level required to achieve the target.

Over the five years ended December 31, 2008, the EBITDA target was achieved each year with the exception of 2008.  Based on the success the management team has had in achieving previous financial profit and other performance targets, we believe it is likely that future bonus awards will be paid fully.”

Sincerely,

/S/ Ronald Rowan

Ronald Rowan
Chief Financial Officer
Monarch Casino & Resort, Inc.